Exhibit 12-58

DTE Energy Company
Computation of Ratio of Earnings to Fixed Charges

	Six Months Ended	Year Ended December 31,
(Millions of Dollars)	June 30, 2014	2013	2012	2011	2010	2009
Earnings:
Pretax earnings	$653	$904	$1,035	$989	$968	$778
Adjustments	—	(8)	(4)	6	1	4
Fixed charges	227	461	463	520	567	572
Net earnings	$880	$1,357	$1,494	$1,515	$1,536	$1,354

Fixed Charges:
Interest expense	$213	$432	$441	$490	$543	$545
Adjustments	14	29	22	30	24	27
Fixed charges	$227	$461	$463	$520	$567	$572

Ratio of earnings to fixed charges	3.88	2.94	3.23	2.91	2.71	2.37